o EXHIBIT 99.1

          RESULTS OF POSCO'S 37TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

     1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 37th Fiscal Year

          -    Total Assets (KRW)        : 21,367,060 million

          -    Total Liabilities (KRW)   : 5,257,216 million

          -    Paid-in Capital (KRW)     : 482,403 million

          -    Shareholder's Equity (KRW): 16,109,844 million

          -    Sales (KRW)               : 19,792,478 million

          -    Ordinary Profit (KRW)     : 5,053,728 million

          -    Net Profit (KRW)          : 3,826,016 million

          -    Net Profit per Share (KRW): 47,331

     2.   Approval of Election of Directors

          2-1. Election of Outside Director


                                                                               Relationship with
      Name          Date of Birth              Major Experience                major shareholder      Tenure
----------------- ------------------- ------------------------------------ ----------------------- -----------
                     Recommender
      Ahn,           Jan.22, 1962     o President & CEO, AhnLab, Inc.               None            3 years
    Charles
                       Director
                      Candidate
                    Recommendation
                      Committee

          2-2. Election of Outside Directors as Audit Committee Members


                                                                             Relationship with
      Name          Date of Birth              Major Experience              major shareholder     Tenure
----------------- ------------------- ----------------------------------- ----------------------- ------------
                     Recommender
                     May 27, 1946     o Fred M. Taylor Professor,                  None             3 years
                                        University of Michigan
      Kim,             Director         Business School
     E. Han           Candidate       o Outside Director of POSCO
                    Recommendation
                      Committee

                    Jan. 24, 1945     o Former President & CEO,                    None             3 years
                                        Samsung Human Resources
     Sun,             Director          Development Center
     Wook            Candidate
                    Recommendation
                      Committee



          2-3. Election of Standing Director


                                                                            Relationship with
      Name         Date of Birth             Major Experience               major shareholder        Tenure
----------------- ---------------- ------------------------------------- ------------------------ ------------
                    Recommender
                   Jul. 4, 1947    o Senior Executive V.P., POSCO                 None              3 years
     Lee,
     Youn             Board of
                     Directors


3. Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year


4.   Details of Dividend


                               Details                                     2004
            ----------------------------------------------- ------------------------------------
            1) Annual Dividend per Share(KRW)                                             8,000
            ----------------------------------------------- ------------------------------------
               - Year-End Dividend(KRW)                                                   6,500
            ----------------------------------------------- ------------------------------------
               - Interim Dividend(KRW)                                                    1,500
            ----------------------------------------------- ------------------------------------
            2) Dividend Ratio to Market Value(%)                                           4.16
               including Interim Dividend
            ----------------------------------------------- ------------------------------------